

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

<u>Via E-mail</u>
Mr. Marco Moran, President and Chief Executive Officer
Convenientcast, Inc.
132 E. Northside Drive, Suite C
Clinton, MS 39056

> **Re: Convenientcast, Inc.**
> **Form 8-K/A2**
> **Filed February 14, 2012**
> **File No. 001-32032**

Dear Mr. Moran:

We have conducted a preliminary review of your February 14, 2012 response letter and amended filing. However, we will not perform a detailed examination of the amended filing and we will not issue additional comments for the following reasons:

- The Form 8-K/A2 does not include, among other things, the August 31, 2011 interim financial statements of DSD Network of America, Inc. that are required by Rule 8-08 of Regulation S-X and also does not include the pro forma financial information giving effect to the merger of Convenientcast Inc and DSD Network as required by Rule 8-05 of Regulation S-X.

- You responded to comments 25 through 51 from our letter dated December 13, 2011 by stating "the Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants; and that due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments." Accordingly, we do not consider your response to our comments to be substantive.

We suggest that you consider submitting a substantive response to our comments, and filing a substantive amendment to your Form 8-K. Also be advised that many of the comments on your Form 8-K also apply to your Form 10-K for the fiscal year ended November 30, 2011.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551- 3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director